GuideStone Funds

2401 Cedar Springs Road

Dallas, TX 75201-1498

June 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds – Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned hereby requests the acceleration of the effective date of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of the above-referenced Registrant to June 22, 2009, or as soon thereafter as practicable. The undersigned is aware of its obligations under the 1933 Act.

Sincerely, GuideStone Funds

By:	/s/ John R. Jones
Name: Title:	John R. Jones President

PFPC Distributors, Inc.

760 Moore Road

King of Prussia, PA 19406

June 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GuideStone Funds – Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (File Nos. 333-53432 and 811-10263)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, as the principal underwriter of the shares to be issued by the above-referenced Registrant, hereby requests the acceleration of the effective date of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A for the above-referenced Registrant to June 22, 2009, or as soon thereafter as practicable. The undersigned is aware of its obligations under the 1933 Act.

Sincerely, PFPC Distributors, Inc.

By:	/s/ Bruno DiStefano
Name: Title:	Bruno DiStefano Vice President